SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Simcere Pharmaceutical Group

(Name of Issuer)
Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)
82859P 10 4 1

(CUSIP Number)
December 31, 2010

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☐     Rule 13d-1(c)
☑     Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

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Item 1(a) Name of Issuer
Item 1(b) Address of Issuer’s Principal Executive Offices
Item 2(a) Name of Person Filing
Item 2(b) Address of Principal Business Office, or, if None, Residence
Item 2(c) Citizenship or Place of Organization
Item 2(d) Title of Class of Securities
Item 2(e) CUSIP Number
Item 3 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a
Item 4 Ownership
Item 5 Ownership of Five Percent or Less of a Class
Item 6 Ownership of More Than Five Percent on Behalf of Another Person
Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Item 8 Identification and Classification of Members of the Group
Item 9 Notice of Dissolution of Group
Item 10 Certifications
SIGNATURE

CUSIP No.	82859P 10 4

1	NAMES OF REPORTING PERSONS New Good Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		40,599,160 Ordinary Shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		40,599,160 Ordinary Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	40,599,160 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	37.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

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CUSIP No.	82859P 10 4	13G

Item 1(a).	Name of Issuer:
Simcere Pharmaceutical Group (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
No.699-18 Xuan Wu Avenue Xuan Wu District, Nanjing Jiangsu Province 210042 The People’s Republic of China

Item 2(a).	Name of Person Filing:
New Good Management Limited

Item 2(b).	Address of Principal Business Office, or, if None, Residence:
No.699-18 Xuan Wu Avenue Xuan Wu District, Nanjing Jiangsu Province 210042 The People’s Republic of China

Item 2(c).	Citizenship or Place of Organization:
British Virgin Islands

Item 2(d).	Title of Class of Securities:
Ordinary Shares

Item 2(e).	CUSIP Number:
82859P 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership.
The following information with respect to the ownership of the Ordinary Shares of the Issuer by the person filing this statement is provided as of December 31, 2010. The percentage amount is based

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on 107,884,546 Ordinary Shares outstanding as of December 31, 2010, as derived from the Issuer’s corporate records.

Number of shares as to which the person has:
					Sole power	Shared
			Sole	Shared	to dispose	power to
			power to	power to	or to	dispose or
	Amount		vote or	vote or to	direct the	to direct the
Reporting	beneficially	Percent	to direct	direct	disposition	disposition
Person	owned:	of class:	the vote:	the vote:	of:	of:
New Good Management Limited	40,599,160	37.6%	—	40,599,160	—	40,599,160
New Good Management Limited (“NGM”) is the record holder of 40,599,160 Ordinary Shares of the Issuer. Prior to May 2008, NGM did not have any controlling shareholder. In May 2008, Mr. Jinsheng Ren, the Chairman of the Board of Directors of NGM (“Mr. Ren”), became a controlling shareholder of NGM. Pursuant to Rule 13d-3 under the Act, Mr. Ren may be deemed to share with NGM the voting and dispositive power over the 40,599,160 Ordinary Shares held by NGM.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certifications.
Not applicable

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2011

New Good Management Limited
By:	/s/ Jinsheng Ren
Name: Jinsheng Ren
Title: Chairman

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